SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                             ----------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                          CHANCELLOR MEDIA CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   158915 10 8
                                 (CUSIP Number)


                                 Thomas O. Hicks
                         200 Crescent Court, Suite 1600
                               Dallas, Texas 75201
                                 (214) 740-7300
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                February 17, 1998
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .







                         (Continued on following pages)

----------------------------                   ---------------------------------
   CUSIP No. 158915 10 8            13D                   Page 2
----------------------------                   ---------------------------------


================================================================================
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mr. Thomas O. Hicks
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
               (b)                                                      X


--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                                         7          SOLE VOTING POWER
          NUMBER OF
            SHARES                                  1,125,705
         BENEFICIALLY
           OWNED BY                     ----------------------------------------
             EACH                        8          SHARED VOTING POWER
          REPORTING
            PERSON                                  15,318,666
             WITH
                                       -----------------------------------------

                                         9          SOLE DISPOSITIVE POWER

                                                    1,125,705
                                       -----------------------------------------
                                         10         SHARED DISPOSITIVE POWER

                                                    15,318,666
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,444,371
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           13.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN

           * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.


================================================================================

------------------------------                   -------------------------------
    CUSIP No. 158915 10 8            13D                   Page 3
------------------------------                   -------------------------------



================================================================================
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HM2/Chancellor, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
               (b)                                                      X

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                                          7          SOLE VOTING POWER
           NUMBER OF
             SHARES                                  0
          BENEFICIALLY
            OWNED BY                    ----------------------------------------
              EACH                        8          SHARED VOTING POWER
           REPORTING
             PERSON                                  13,127,402
              WITH                      ----------------------------------------

                                          9          SOLE DISPOSITIVE POWER

                                                     0
                                        ----------------------------------------
                                          10         SHARED DISPOSITIVE POWER

                                                     13,127,402
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,127,402
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           11.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN


           * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

================================================================================

--------------------------------                   -----------------------------
    CUSIP No. 158915 10 8              13D                      Page 4
--------------------------------                   -----------------------------



================================================================================
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HM2/Chancellor GP, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
               (b)                                                      X

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                                          7          SOLE VOTING POWER
           NUMBER OF
             SHARES                                  0
          BENEFICIALLY                  ----------------------------------------
            OWNED BY
              EACH                        8          SHARED VOTING POWER
           REPORTING
             PERSON                                  13,127,402
              WITH
                                        ----------------------------------------
                                          9          SOLE DISPOSITIVE POWER

                                                     0
                                        ----------------------------------------
                                          10         SHARED DISPOSITIVE POWER

                                                     13,127,402
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,127,402

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           11.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN


           * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

================================================================================

---------------------------------                -------------------------------
      CUSIP No. 158915 10 8             13D                   Page 5
---------------------------------                -------------------------------


================================================================================
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HM2/Chancellor Holdings, Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
               (b)                                                      X

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                                          7          SOLE VOTING POWER
           NUMBER OF
             SHARES                                  0
          BENEFICIALLY
            OWNED BY                    ----------------------------------------
              EACH                        8          SHARED VOTING POWER
           REPORTING
             PERSON                                  13,127,402
              WITH
                                        ----------------------------------------
                                          9          SOLE DISPOSITIVE POWER

                                                     0
                                        ----------------------------------------
                                          10         SHARED DISPOSITIVE POWER

                                                     13,127,402

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,127,402
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           11.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO


           * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.


================================================================================

-----------------------------------                -----------------------------
      CUSIP No. 158915 10 8               13D                Page 6
-----------------------------------                -----------------------------


================================================================================
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HM2/HMW, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
               (b)                                                      X

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                                          7          SOLE VOTING POWER
           NUMBER OF
             SHARES                                  0
          BENEFICIALLY
            OWNED BY                    ----------------------------------------
              EACH
           REPORTING                      8          SHARED VOTING POWER
             PERSON
              WITH                                   2,155,514

                                        ----------------------------------------
                                          9          SOLE DISPOSITIVE POWER

                                                     0
                                        ----------------------------------------
                                        10         SHARED DISPOSITIVE POWER

                                                   2,155,514
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,155,514
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           1.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN


           * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

================================================================================

---------------------------------               --------------------------------
       CUSIP No. 158915 10 8             13D               Page 7
---------------------------------               --------------------------------


================================================================================
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Hicks, Muse, Tate & Furst Equity Fund II, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
               (b)                                                      X

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                         7          SOLE VOTING POWER
          NUMBER OF
            SHARES                                  0
         BENEFICIALLY
           OWNED BY                    -----------------------------------------
             EACH
          REPORTING                      8          SHARED VOTING POWER
            PERSON
             WITH                                   2,170,448


                                       -----------------------------------------
                                         9          SOLE DISPOSITIVE POWER

                                                    0
                                       -----------------------------------------
                                        10         SHARED DISPOSITIVE POWER

                                                   2,170,448
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,170,448
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           1.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN


           * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

================================================================================

---------------------------------              ---------------------------------
      CUSIP No. 158915 10 8            13D                Page 8
---------------------------------              ---------------------------------


================================================================================
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HM2/Chancellor Trust
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
               (b)                                                      X

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
                                      7          SOLE VOTING POWER
       NUMBER OF
         SHARES                                  0
      BENEFICIALLY
        OWNED BY                    --------------------------------------------
          EACH
       REPORTING                      8          SHARED VOTING POWER
         PERSON
          WITH                                   0

                                    --------------------------------------------
                                      9          SOLE DISPOSITIVE POWER

                                                 0
                                    --------------------------------------------
                                      10         SHARED DISPOSITIVE POWER

                                                 0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           0.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           OO


           * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

================================================================================

-------------------------------                ---------------------------------
     CUSIP No. 158915 10 8           13D                  Page 9
-------------------------------                ---------------------------------


================================================================================
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HM2/GP Partners, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
               (b)                                                      X

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                                         7          SOLE VOTING POWER
          NUMBER OF
            SHARES                                  0
         BENEFICIALLY
           OWNED BY                    -----------------------------------------
             EACH
          REPORTING                      8          SHARED VOTING POWER
            PERSON
             WITH                                   2,170,448

                                       -----------------------------------------
                                         9          SOLE DISPOSITIVE POWER

                                                    0
                                       -----------------------------------------
                                         10         SHARED DISPOSITIVE POWER

                                                    2,170,448
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,170,448
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           1.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN



           * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

================================================================================

-------------------------------               ----------------------------------
      CUSIP No. 158915 10 8          13D                Page 10
-------------------------------               ----------------------------------


================================================================================
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Hicks, Muse GP Partners, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
               (b)                                                      X

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                                        7          SOLE VOTING POWER
         NUMBER OF
           SHARES                                  0
        BENEFICIALLY
          OWNED BY                    ------------------------------------------
            EACH
         REPORTING                      8          SHARED VOTING POWER
           PERSON
            WITH                                   2,170,448

                                      ------------------------------------------
                                        9          SOLE DISPOSITIVE POWER

                                                   0
                                      ------------------------------------------
                                        10         SHARED DISPOSITIVE POWER

                                                   2,170,448
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,170,448
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           1.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN

           * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

================================================================================

------------------------------              ------------------------------------
    CUSIP No. 158915 10 8           13D                   Page 11
------------------------------              ------------------------------------


================================================================================
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Hicks, Muse Fund II Incorporated
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
               (b)                                                      X

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                                        7          SOLE VOTING POWER
         NUMBER OF
           SHARES                                  0
        BENEFICIALLY
          OWNED BY                    ------------------------------------------
            EACH
         REPORTING                      8          SHARED VOTING POWER
           PERSON
            WITH                                   2,170,448

                                      ------------------------------------------
                                        9          SOLE DISPOSITIVE POWER

                                                   0
                                      ------------------------------------------
                                        10         SHARED DISPOSITIVE POWER

                                                   2,170,448
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,170,448
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           1.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO


           * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

================================================================================

-----------------------------                -----------------------------------
    CUSIP No. 158915 10 8          13D                    Page 12
-----------------------------                -----------------------------------


================================================================================
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HM2/HMD Sacramento GP, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
               (b)                                                      X

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
--------------------------------------------------------------------------------
                                        7          SOLE VOTING POWER
         NUMBER OF
           SHARES                                  0
        BENEFICIALLY
          OWNED BY                    ------------------------------------------
            EACH
         REPORTING                      8          SHARED VOTING POWER
           PERSON
            WITH                                   0

                                      ------------------------------------------
                                        9          SOLE DISPOSITIVE POWER

                                                   0
                                      ------------------------------------------
                                        10         SHARED DISPOSITIVE POWER

                                                   0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           0.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN


           * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

================================================================================

     This Amendment No. 1 to Schedule 13D amends and supplements the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about September 15, 1997 (the "Schedule 13D"), by Thomas O. Hicks, HM2/Chancellor, L.P., HM2/Chancellor GP, L.P., HM2/Chancellor Holdings, Inc., HM2/HMW, L.P., Hicks, Muse, Tate & Furst Equity Fund II, L.P., HM2/Chancellor Trust, HM2/GP Partners, L.P., Hicks, Muse GP Partners, L.P., Hicks, Muse Fund II Incorporated, and HM2/HMD Sacramento GP, L.P. (collectively, the "Filing Parties"), with respect to the Common Stock, $0.01 par value, of Chancellor Media Corporation (the "Company"). Unless otherwise indicated, capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. All share numbers reflect a 2-for-1 stock split effected by the Company in January 1998 by way of a 100% stock dividend.

Item 3.      Source and Amount of Funds

    Effective as of February 17, 1998, the Chancellor Trust effected a distribution of 2,448,752 shares of Common Stock to the unitholders of the Chancellor Trust in accordance with the terms of its organizational documents, including 453,784 shares to HM2/GP Partners. As a result of the foregoing distribution, the Chancellor Trust no longer beneficially owns any shares of Common Stock.

    Effective as of February 27, 1998, HM2/GP Partners, Hicks Muse Partners and HM2/HMD Sacramento effected a pro rata distribution of 453,784, 6,960 and 300 shares of Common Stock, respectively, to their respective partners, including 154,123 shares to Thomas O. Hicks and 14,716 shares to Mr. Hicks as co-trustee of a trust for the benefit of unrelated parties. As a result of the foregoing distributions, HM2/HMD Sacramento no longer beneficially owns any shares of Common Stock.

Item 5.      Interest in Securities of Issuer

    (a)

             (1) Mr. Hicks may be deemed to beneficially own in the aggregate 16,444,371 shares of the Common Stock of the Company, representing approximately 13.8% of the outstanding shares of Common Stock. Of such shares, Mr. Hicks has sole voting and dispositive power with respect to 1,125,705 shares, and shared voting and dispositive power with respect to 15,318,666 shares as a result of the relationships described in paragraph
    (b)(1) below.

             (2) HM2/Chancellor may be deemed to beneficially own in the aggregate 13,127,402 shares of the Common Stock of the Company, representing approximately 11.0% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 13,127,402 shares as a result of the relationships described in paragraph
    (b)(2) below.

             (3) HM2/Chancellor GP may be deemed to beneficially own in the aggregate 13,127,402 shares of the Common Stock of the Company, representing approximately 11.0% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 13,127,402 shares as a result of the relationships described in paragraph
    (b)(3) below.

             (4) HM2/Chancellor Holdings may be deemed to beneficially own in the aggregate 13,127,402 shares of the Common Stock of the Company, representing approximately 11.0% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor Holdings has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 13,127,402 shares as a result of the relationships described in paragraph (b)(4) below.

             (5) HM2/HMW may be deemed to beneficially own in the aggregate 2,155,514 shares of the Common Stock of the Company, representing approximately 1.8% of the outstanding shares of Common Stock. Of such shares, HM2/HMW has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,155,514 shares as a result of the relationships described in paragraph (b)(5) below.

             (6) HM Fund II may be deemed to beneficially own in the aggregate 2,170,448 shares of the Common Stock of the Company, representing approximately 1.8% of the outstanding shares of Common Stock. Of such shares, HM Fund II has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,170,448 shares as a result of the relationships described in paragraph (b)(6) below.

             (7) Following the distributions described in Item 3, the Chancellor Trust owned no shares of the Common Stock of the Company.

             (8) Following the distributions described in Item 3, HM2/GP Partners may be deemed to beneficially own in the aggregate 2,170,448 shares of the Common Stock of the Company, representing approximately 1.8% of the outstanding shares of Common Stock. Of such shares, HM2/GP Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,170,448 shares as a result of the relationships described in paragraph (b)(8) below.

             (9) Following the distributions described in Item 3, Hicks Muse Partners may be deemed to beneficially own in the aggregate 2,170,448 shares of the Common Stock of the Company, representing approximately 1.8% of the outstanding shares of Common Stock. Of such shares, Hicks Muse Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,170,448 shares as a result of the relationships described in paragraph (b)(9) below.

             (10) Following the distributions described in Item 3, Fund II Incorporated may be deemed to beneficially own in the aggregate 2,170,448 shares of the Common Stock of the Company, representing approximately 1.8% of the outstanding shares of Common Stock. Of such shares, Fund II Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,170,448 shares as a result of the relationships described in paragraph (b)(10) below.

             (11) Following the distributions described in Item 3, HM2/HMD owned no shares of the Common Stock of the Company.


    (b)

             (1) Of the 1,125,705 shares of Common Stock for which Mr. Hicks has sole voting and dispositive power, 778,969 shares are held of record by Mr. Hicks, and 346,736 shares are held of record by Mr. Hicks as the trustee of certain trusts for the benefit of Mr. Hicks' children. Of the 15,318,666 shares of Common Stock for which Mr. Hicks has shared voting and dispositive power, 20,816 shares are owned by Mr. Hicks of record as the co-trustee of a trust for the benefit of unrelated parties, and 15,297,850 of such shares are owned of record by the following entities as follows: 13,127,402 shares of Common Stock are owned of record by HM2/Chancellor; 2,155,514 shares of Common Stock are owned of record by HM2/HMW; and 14,934 shares of Common Stock are owned of record by HM Fund II.

             HM2/Chancellor GP is the general partner of HM2/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by HM2/Chancellor. HM2/Chancellor Holdings is the general partner of HM2/Chancellor GP and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/Chancellor GP. Mr. Hicks is the sole director and owns all of the outstanding shares of capital stock of HM2/Chancellor Holdings and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by HM2/Chancellor Holdings.

             HM Fund II is the general partner of HM2/HMW and, therefore, may be deemed to be the beneficial owner of the shares held of record by HM2/HMW. HM2/GP Partners is the general partner of HM Fund II and, therefore, may be deemed to be the beneficial owner of the shares held of record and beneficially owned by HM Fund II. Hicks Muse Partners is the general partner of HM2/GP Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/GP Partners. Fund II Incorporated is the general partner of Hicks Muse Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by Hicks Muse Partners. Mr. Hicks is the controlling stockholder, Chairman of the Board, Chief

    Executive Officer and Secretary of Fund II Incorporated and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by Fund II Incorporated.

             (2)  Of  the   13,127,402   shares  of   Common   Stock  for  which
    HM2/Chancellor has shared voting and dispositive power, 13,127,402 of such shares are held of record by HM2/Chancellor.

             (3) Of the 13,127,402 shares of Common Stock for which HM2/Chancellor GP has shared voting and dispositive power, none of such shares are held of record by HM2/Chancellor GP, and 13,127,402 of such shares are held of record by HM2/Chancellor. HM2/Chancellor GP is the general partner of HM2/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares owned of record by HM2/Chancellor.

             (4) Of the 13,127,402 shares of Common Stock for which HM2/Chancellor Holdings has shared voting and dispositive power, none of such shares are held of record by HM2/Chancellor Holdings, and 13,127,402 of such shares may be beneficially owned by HM2/Chancellor GP. HM2/Chancellor Holdings is the general partner of HM2/Chancellor GP and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/Chancellor GP.

             (5) Of the 2,155,514 shares of Common Stock for which HM2/HMW has shared voting and dispositive power, 2,155,514 of such shares are held of record by HM2/HMW.

             (6) Of the 2,170,448 shares of Common Stock for which HM Fund II has shared voting and dispositive power, 14,934 of such shares are held of record by HM Fund II, and 2,155,514 of such shares are held of record by HM2/HMW. HM Fund II is the general partner of HM2/HMW and, therefore, may be deemed to be the beneficial owner of the shares held of record by HM2/HMW.

             (7) [Intentionally omitted.]

             (8) Of the 2,170,448 shares of Common Stock for which HM2/GP Partners has shared voting and dispositive power, none of such shares are held of record by HM2/GP Partners, and 2,170,448 of such shares are held of record and beneficially by HM Fund II. HM2/GP Partners is the general partner of HM Fund II and, therefore, may be deemed to be the beneficial owner of the shares held of record and beneficially owned by HM Fund II.

             (9) Of the 2,170,448 shares of Common Stock for which Hicks Muse Partners has shared voting and dispositive power, none of such shares are held of record by Hicks Muse

    Partners, and 2,170,448 of such shares are beneficially owned by HM2/GP Partners. Hicks Muse Partners is the general partner of HM2/GP Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/GP Partners.

             (10) Of the 2,170,448 shares of Common Stock for which Fund II Incorporated has shared voting and dispositive power, none of such shares are held of record by Fund II Incorporated, and 2,170,448 of such shares may be beneficially owned by Hicks Muse Partners. Fund II Incorporated is the general partner of Hicks Muse Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by Hicks Muse Partners.

    Each of the Filing Parties expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Common Stock covered by this Schedule 13D not owned by him or it of record.

    (c)      See Item 3.

    (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by HM2/Chancellor, HM2/HMW, and HM Fund II described in paragraphs (a) and (b) above is governed by the limited partnership agreements of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.

    (e) As of February 17, 1998, the Chancellor Trust ceased to beneficially own any shares of Common Stock. As of February 27, 1998, HM2/HMD Sacramento ceased to beneficially own any shares of Common Stock.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  March 20, 1998                      By:                  *
-----------------                        ---------------------------------------
      Date                            Name:  Thomas O. Hicks


                                      *By:   /s/ David W. Knickel
                                          --------------------------------------
                                             David W. Knickel,
                                             Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  March 20, 1998                       HICKS, MUSE FUND II INCORPORATED
-----------------
      Date                             By:                 *
                                          --------------------------------------
                                       Name:  Thomas O. Hicks
                                       Title:  Chairman and Chief
                                                 Executive Officer


                                      *By:   /s/ David W. Knickel
                                          --------------------------------------
                                          David W. Knickel,
                                          Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  March 20, 1998                       HICKS, MUSE GP PARTNERS, L.P.
-----------------
      Date
                                       By:  HICKS, MUSE FUND II
                                            INCORPORATED, its general partner


                                            By:               *
                                               ---------------------------------
                                            Name: Thomas O. Hicks
                                            Title:  Chairman and Chief
                                                      Executive Officer


                                           *By:   /s/ David W. Knickel
                                               ---------------------------------
                                               David W. Knickel,
                                               Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  March 20, 1998                 HM2/GP PARTNERS, L.P.
-----------------
      Date
                                 By:  HICKS, MUSE GP PARTNERS, L.P., its
                                        general partner

                                      By:  HICKS, MUSE FUND II INCORPORATED,
                                           its general partner


                                           By:                *
                                              ----------------------------------
                                           Name:  Thomas O. Hicks
                                           Title:  Chairman and Chief
                                                     Executive Officer


                                          *By:   /s/ David W. Knickel
                                              ----------------------------------
                                              David W. Knickel,
                                              Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  March 20, 1998                   HICKS, MUSE, TATE & FURST EQUITY
------------------                 FUND II, L.P.
       Date
                                   By: HM2/GP PARTNERS, L.P., its general
                                         partner

                                       By:  HICKS, MUSE GP PARTNERS, L.P., its
                                            general partner

                                       By:  HICKS, MUSE FUND II INCORPORATED,
                                            its general partner


                                            By:               *
                                               ---------------------------------
                                            Name:  Thomas O. Hicks
                                            Title:  Chairman and Chief
                                                      Executive Officer


                                           *By:   /s/ David W. Knickel
                                               ---------------------------------
                                               David W. Knickel,
                                               Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  March 20, 1998                   HM2/HMW, L.P.
------------------
      Date
                                   By:  HICKS, MUSE, TATE & FURST EQUITY
                                        FUND II, L.P., its general partner

                                        By:  HM2/GP PARTNERS, L.P., its general
                                             partner

                                        By:  HICKS, MUSE GP PARTNERS, its
                                             general partner

                                        By:  HICKS, MUSE FUND II INCORPORATED,
                                             its general partner


                                             By:               *
                                                --------------------------------
                                             Name:  Thomas O. Hicks
                                             Title:  Chairman and Chief
                                                       Executive Officer


                                             *By:   /s/ David W. Knickel
                                                 -------------------------------
                                                 David W. Knickel,
                                                 Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  March 20, 1998                       HM2/CHANCELLOR, L.P.
------------------
      Date
                                       By:  HM2/CHANCELLOR GP, L.P., its
                                            general partner

                                            By:  HM2/CHANCELLOR HOLDINGS, INC.,
                                                 its general partner



                                                 By:             *
                                                    ----------------------------
                                                 Name:  Thomas O. Hicks
                                                 Title:  President


                                                *By:   /s/  David W. Knickel
                                                    ----------------------------
                                                    David W. Knickel,
                                                    Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  March 20, 1998                       HM2/CHANCELLOR GP, L.P.
------------------
      Date
                                       By:  HM2/CHANCELLOR HOLDINGS, INC.,
                                            its general partner

                                            By:             *
                                               ---------------------------------
                                            Name:  Thomas O. Hicks
                                            Title:  President


                                           *By:   /s/ David W. Knickel
                                               ---------------------------------
                                               David W. Knickel,
                                               Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  March 20, 1998                       HM2/CHANCELLOR HOLDINGS, INC.
------------------
      Date
                                       By:                *
                                          --------------------------------------
                                       Name:  Thomas O. Hicks
                                       Title:  President


                                      *By:   /s/ David W. Knickel
                                          --------------------------------------
                                          David W. Knickel,
                                          Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  March 20, 1998                       HM2/HMD SACRAMENTO GP, L.P.
----------------
      Date
                                       By:  HICKS, MUSE GP PARTNERS, L.P.,
                                            its general partner

                                            By:  HICKS, MUSE FUND II
                                                 INCORPORATED, its general
                                                 partner


                                                 By:          *
                                                    ----------------------------
                                                 Name:  Thomas O. Hicks
                                                 Title:  Chairman and Chief
                                                           Executive Officer


                                                *By:   /s/  David W. Knickel
                                                    ----------------------------
                                                    David W. Knickel,
                                                    Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  March 20, 1998                       HM2/CHANCELLOR TRUST
------------------
      Date
                                       By:  HM2/GP PARTNERS, L.P., its
                                            manager

                                            By:  HICKS, MUSE GP PARTNERS, L.P.,
                                                 its general partner

                                                 By:  HICKS, MUSE FUND II
                                                      INCORPORATED, its general
                                                      partner


                                                      By:         *
                                                         -----------------------
                                                      Name:  Thomas O. Hicks
                                                      Title:  Chairman and Chief
                                                               Executive Officer


                                                     *By:   /s/ David W. Knickel
                                                         -----------------------
                                                         David W. Knickel,
                                                         Attorney-in-Fact